UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2012

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal
Crawley
West Sussex
RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited to Announce Second Quarter 2012 Results

Crawley, West Sussex, United Kingdom — July 25, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced today that it will release its 2012 second quarter financial results before the market open on August 8, 2012.  Edwards will host a conference call on the same day at 8:00 a.m. Eastern Time to discuss the results.

The U.S. dial in number for the call is 877-246-9875 and the non-U.S. dial in number is 707- 287-9353.  The passcode is 12769972.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 855-859-2056 and the non-U.S. dial in number is 404-537-3406.  The replay passcode is 12769972.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:	Media Relations:

Ross Hawley	Kim Hughes,
Head of Investor Relations	The Blueshirt Group
Edwards	+1 415 516-6187
+44 (0) 1293 528844	kim@blueshirtgroup.com
investors@edwardsvacuum.com

Monica Gould,
The Blueshirt Group
+1 212 871-3927
monica@blueshirtgroup.com

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2012	EDWARDS GROUP LIMITED
	By:	/s/ Adam Ramsay
	Name:	Adam Ramsay
	Title:	Legal Director